NEWS

Sequans Completes Full Redemption of Convertible Debt, Reestablishes Pure-Play Focus on IoT Semiconductor Growth

PARIS - May 28, 2026 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading provider of 5G/4G cellular IoT semiconductor solutions, today announced the completion of the redemption of all remaining convertible debt issued in July 2025 funded through the sale of a portion of the Company’s Bitcoin holdings. The Company now holds approximately 658 Bitcoin, all of which are unrestricted.

Transaction Overview:

•Full Debt Redemption Completed: All remaining convertible debt issued in July 2025 has been fully redeemed.

•Capital Structure Simplified: Sequans transitions to a near debt-free balance sheet with increased financial flexibility.

•Bitcoin Holdings Unrestricted: Approximately 658 BTC remain on the balance sheet, now fully unencumbered.

•Treasury Strategy Concluded: No longer pursuing a digital asset treasury strategy and will monetize remaining holdings over time.

•Renewed Strategic Focus: Full emphasis on scaling the IoT semiconductor business, advancing the 5G eRedCap roadmap, and expanding into new high-growth markets.

“The completion of the debt redemption marks an important turning point for Sequans. We have strengthened our balance sheet, simplified our capital structure, and are now fully focused on scaling our IoT semiconductor business,” said Georges Karam, CEO of Sequans. “Our priority is clear: execute on our growing 4G and RF transceiver product portfolio, accelerate our path to profitability, and advance our 5G roadmap. With improving visibility, a growing pipeline of projects in production, and early leadership in 5G eRedCap, we believe Sequans is well positioned to drive sustainable growth and long-term shareholder value.”

Sequans’ core business is centered on the development and commercialization of cellular IoT semiconductor solutions, including its 4G LTE-M and Cat-1bis chipsets, which support applications such as smart metering, asset tracking, telematics, security, and industrial IoT. The Company is also advancing its 5G eRedCap platform to support the transition to next-generation cellular IoT connectivity. In parallel, Sequans is seeing increasing engagement for its newly launched RF transceiver for software radio applications, including defense and drone systems, where demand for secure, high-performance wireless capabilities continues to grow.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to financial condition, results of operations and business of Sequans, bitcoin treasury and business strategy for 2026 and beyond, financing requirements, and business strategy for 2026 and beyond. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-

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looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, our planned exit from our Bitcoin treasury strategy and potential adverse reactions or changes to business relationships resulting from the implementation of the Bitcoin treasury initiative and fluctuations on the value of Bitcoin and the implications of a decline in the value of Bitcoin on our collateral requirements. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars, our ability to convert our product pipeline and design wins into revenue, and a decline in the value of Bitcoin. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2025, filed on May 11, 2026 and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

About Sequans

Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) and RF transceiver solutions for software-defined applications. Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications – including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes, as well as mission-critical deployments in space and defense.

Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap and eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Sequans RF transceiver solutions enable highly flexible, programmable wireless systems optimized for performance and resilience in demanding environments. The company also provides advanced design services and technology licensing.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

Contacts

Sequans investor relations: David Hanover/Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com

Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com